UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )

Unrivaled Brands, Inc.
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

91532E 105

(CUSIP Number)

Nicholas Kovacevich

C/O Unrivaled Brands, Inc.

3242 Halladay St., Suite 202

Santa Ana, CA 92705

(888) 909-5564

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532E 105

1.	Names of Reporting Persons Nicholas Kovacevich
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 6,276,101(1)
	8.	Shared Voting Power 22,029,959 (2)
	9.	Sole Dispositive Power 6,276,101(1)
	10.	Shared Dispositive Power 22,029,959 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,306,060 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 650,000 shares of Common Stock held individually, 955,459 shares of Common Stock held by Rutherford NC Revocable Trust (“Trust”), and up to 4,670,642 shares of Common Stock issuable upon exercise of the common warrants issued in July 2021 and held by the Trust that are exercisable within 60 days of the date hereof.

(2)

Consists of 19,260,742 shares of Common Stock held by Alpha West Holdings Inc. (“Alpha”) and up to 2,769,217 shares of Common Stock issuable upon exercise of the common warrants issued in July 2021 and held by Alpha that are exercisable within 60 days of the date hereof. Mr. Kovacevich disclaims beneficial ownership with respect to the shares and warrants held by Alpha except to the extent of his pecuniary interest therein.

(3)

Based on 449,444,455 shares of Common Stock outstanding as of the close of business on July 1, 2021, plus 7,439,859 shares of Common Stock issuable upon exercise of the warrants described in footnotes (1) and (2) above.

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CUSIP No. 91532E 105

1.	Names of Reporting Persons Rutherford NC Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,626,101(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,626,101(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,626,101(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 955,459 shares of Common Stock held by the Trust, and up to 4,670,642 shares of Common Stock issuable upon exercise of common warrants issued in July 2021 and held by the Trust that are exercisable within 60 days of the date hereof.

(2)

Based on 449,444,455 shares of Common Stock outstanding as of the close of business on July 1, 2021, plus 4,670,642 shares of Common Stock issuable upon exercise of the warrants described in footnote (1) above.

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CUSIP No. 91532E 105

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Unrivaled Brands, Inc., a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 3242 S. Halladay St., Suite 202, Santa Ana, California 92705.

Item 2.	Identity and Background.

This statement is filed by Mr. Nicholas Kovacevich and Rutherford NC Revocable Trust (the “Trust”) (each, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

Mr. Kovacevich’s principal occupation is serving as a business executive and as Chairman of the Issuer’s Board of Directors. The principal occupation of the Trust is asset management.

Mr. Kovacevich is a citizen of the United States of America, and his principal business address is c/o Unrivaled Brands, Inc. 3242 S. Halladay St., Suite 202, Santa Ana, California 92705. The Trust is organized under the laws of the State of Nevada, and has a principal business address of 4465 S. Jones Blvd., Las Vegas, NV 89103.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons have not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in this statement were acquired by the Trust and Alpha West Holdings Inc. (“Alpha”) in connection with the Issuer’s acquisition of UMBRLA, Inc., a Nevada corporation (“UMBRLA”), pursuant to a Plan of Merger, dated as of March 2, 2021, whereby a wholly owned subsidiary of the Issuer merged with and into UMBRLA (the “Merger”), with UMBRLA surviving the Merger as a wholly owned subsidiary of the Issuer. The Merger was completed on July 1, 2021, whereby each share of UMBRLA common stock outstanding and directly or indirectly held by the Reporting Persons was converted into the right to receive 1.5386 shares of the Issuer’s common stock (the “Exchange Ratio”). Concurrently, the Issuer assumed UMBRLA warrants directly or indirectly held by the Reporting Persons, which were converted into warrants exercisable for shares of the Issuer’s common stock as calculated based on the Exchange Ratio.

Item 4.	Purpose of the Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. As described in Item 3 above, the Reporting Persons acquired their securities reported herein as a result of the Merger.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Kovacevich may be deemed to beneficially own an aggregate of 28,306,060 shares of Common Stock as of July 1, 2021, equal to approximately 6.2% of the outstanding shares of Common Stock, which includes 650,000 shares of Common Stock held individually, 955,459 shares of Common Stock held by the Trust, and up to 4,670,642 shares of Common Stock issuable upon exercise of the common warrants issued in July 2021 and held by the Trust, and 19,260,742 shares of Common Stock held by Alpha, of which he is a stockholder, and up to 2,769,217 shares of Common Stock issuable upon exercise of the common warrants issued in July 2021 and held by Alpha, provided that Mr. Kovacevich disclaims beneficial ownership with respect to the shares of Common Stock held by Alpha except to the extent of his pecuniary interest therein.

The Trust holds approximately 1.2% of the outstanding shares of Common Stock.

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CUSIP No. 91532E 105

Each percentage ownership of Common Stock set forth in this Schedule 13D is based on the 449,444,455 shares of Common Stock outstanding as of the close of business on July 1, 2021, plus any immediately exercisable warrants held by each respective Reporting Person.

(b) Mr. Kovacevich may be deemed to beneficially hold, and have the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as directly held by Trust. Mr. Kovacevich may be deemed to beneficially hold, and have the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as directly held by Alpha.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4, and 5 above is incorporated herein by reference.

In connection with the Merger, Mr. Kovacevich entered into a lock-up agreement, pursuant to which he agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by him for a certain period ending on January 24, 2022.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

2.1

Agreement and Plan of Merger, dated as of March 2, 2021 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on March 3, 2021, and incorporated herein by reference).

4.1	Form of Warrant

10.1	Form of Lockup Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on March 3, 2021, and incorporated herein by reference).

99.1	Joint Filing Agreement, dated as of July 27, 2021, by and between Nicholas Kovacevich and the Rutherford NC Revocable Trust.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2021

Nicholas Kovacevich

/s/ Nicholas Kovacevich
Name:	Nicholas Kovacevich

Rutherford NC Revocable Trust

By:	/s/ Nicholas Kovacevich
Name:	Nicholas Kovacevich
Title:	Trustee

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